Exhibit 99.1

China Online Education Group Announces Engagement of Marcum Bernstein & Pinchuk LLP, a U.S. Auditor, as the Company’s Independent Registered Public Accounting Firm

Singapore August 15, 2022 /PRNewswire/ -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, today announced that the audit committee of its board of directors and the board of directors have approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm and the engagement of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm. MBP will be engaged to audit the annual consolidated financial statements of the Company and its subsidiaries (the “Group”) filed with the U.S. Securities and Exchange Commission for the fiscal year ending December 31, 2022.

This transition was not the result of any disagreements or unresolved matters with PwC ,the incumbent auditor of the Company, and there are no matters with respect to this transition that need to be brought to the attention of the Company’s shareholders.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

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